Mail Stop 4561

August 21, 2008

Thomas Kidrin
Chief Executive Officer
Worlds.Com, Inc.
11 Royal Road
Brookline, MA 02445

>   **Re: Worlds.Com, Inc.**
>   **Form 10-KSB for year ended December 31, 2007**
>   **Filed on April 3, 2008**
>   **File No. 000-24115**

Dear Mr. Kidrin:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 8A(T). Controls and Procedures, page 21

1.   We note your disclosure that "[t]he Certifying Officers have also concluded, based on our evaluation of our controls and procedures that as of December 31, 2007, our internal controls over financial reporting are effective and provide a reasonable assurance of achieving their objective." Please revise to disclose the following pursuant to Item 308(c) of Regulation S-B:

*   A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the Company;

- A statement identifying the framework used by management to evaluate the effectiveness of the Company's internal control over financial reporting;
- Management's assessment of the effectiveness of the small business issuer's internal control over financial reporting as of the end of the small business issuer's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Note 5 – Notes Payable, page 20

2.   We note that the Company had promissory notes payable due to two shareholders totaling $759,872. We further note that as part of the debt refinancing in 2000, $631,950 of this debt was "renegotiated to deferred revenue." Tell us if this transaction was with related parties as defined in SFAS 57. Also, please explain further the terms of the 2000 debt refinancing. In this regard, tell us specifically what services you will be providing and tell us how you concluded that this refinancing should ultimately be recorded as revenue for the Company. In addition, tell us when these services will be performed and how you determined that classification as current liabilities was appropriate. In this regard, it appears from the Company's June 30, 2008 that no services have yet to be performed. Please cite all guidance considered in your accounting for and classification of this transaction.

Exhibit 31.1 and 31.2

3.   We note several deviations in your certifications from the wording in Item 601(b)(31) of Regulation S-B. In this regard, we note that the certifications should reflect the exact wording in Item 601(b)(31). At a minimum, your certifications should be revised as follows:
- Remove the certifying individual's title from the introductory sentence;
- Include the certifying individual's title after the certifying officer's signature;
- Include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B; and
- Revise the introductory language of paragraph 5 and the language of paragraph 5(a) to comply with Item 601(b)(31) of Regulation S-B. Ensure that you use the exact wording in these statements.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst at (202) 551-3407 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief